SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 19)*


                             JACOBSON STORES INC.
                               (Name of Issuer)

                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                 469834 10 5
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                        (Continued on following pages)

CUSIP No. 469834 10 5


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DAVID A. ROSENFELD

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                              (b) [X]
  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                           5        SOLE VOTING POWER
NUMBER OF
SHARES                                         230,716
BENEFICIALLY
OWNED BY                   6        SHARED VOTING POWER
EACH
REPORTIN                                       25,938
PERSON
WITH                       7        SOLE DISPOSITIVE POWER

                                               230,716

                           8        SHARED DISPOSITIVE POWER

                                               25,938

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  256,654

 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.4%

 12     TYPE OF REPORTING PERSON

                  IN

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934



Item 1(a).        Name of Issuer:

                           Jacobson Stores Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3333 Sargent Road
                           Jackson, Michigan  49201-8847


Item 2(a).        Name of Person Filing:

                           David A. Rosenfeld


Item 2(b).        Business Address:

                           875 Battery
                           San Francisco, California  94111


Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock, $1 par value

Item 2(e).        CUSIP Number:

                           469834 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

                           (Inapplicable)

Item 4.  Ownership:

         (a)   Amount Beneficially Owned:  256,654 shares

         (b)   Percent of Class:  4.4%

         (c)   Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                                  230,716

              (ii) shared power to vote or to direct the vote:

                                  25,938

             (iii) sole power to dispose or to direct the
                   disposition of:

                                  230,716

              (iv) shared power to dispose or to direct the
                   disposition of:

                                  25,938

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The reporting person's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,493 common shares she owns and shares such power over the 11,445 common shares the reporting person and his wife own jointly. The reporting person's children, as beneficiaries of various trusts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 325 common shares held by the reporting person as trustee for their benefit.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

                (Inapplicable)

Item 8.  Identification and Classification of Members of the Group.

                           (Inapplicable)


Item 9.  Notice of Dissolution of Group.

                           (Inapplicable)


Item 10. Certification.

                           (Inapplicable)



                                  Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998



                                                       /s/ David A. Rosenfeld
                                                       ----------------------